Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Special Meeting of Shareholders

to be held on January 14, 2025

You are receiving this notification as First Majestic Silver Corp. (“First Majestic”, the “Company”, “we”, “us” or “our”) is using the notice and access model (“Notice and Access”) for the delivery of meeting materials to our shareholders for the special meeting of shareholders that will be held on Tuesday, January 14, 2025 (the “Special Meeting”).

Under Notice and Access, shareholders will still receive a proxy or voting instruction form, as applicable, enabling them to vote at the Special Meeting. However, instead of receiving a paper copy of the Company’s management information circular (the “Information Circular”) and notice of meeting (together with the Information Circular, the “Meeting Materials”) for the Special Meeting, our shareholders are receiving this notification which contains information on how to access the Meeting Materials electronically.

First Majestic uses Notice and Access as an alternative means of delivery of the Meeting Materials to our shareholders in a more environmentally friendly and sustainable way that helps reduce paper usage and our carbon footprint, and that reduces our printing and mailing costs.

First Majestic has retained Kingsdale Advisors (“Kingsdale”) as a Strategic Advisor and to assist in the solicitation of proxies for the Special Meeting. Shareholders may contact Kingsdale for assistance with voting by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

You can access the Meeting Materials and get assistance in voting your First Majestic common shares by scanning the QR code to the right with your smartphone or other smart device.

Meeting Date and Location

When:	Tuesday, January 14, 2025	Where:	Bennett Jones LLP
	11:00 a.m. (Pacific Time)		Suite 2500 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

Business of the Meeting

On September 5, 2024, First Majestic entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gatos Silver, Inc. (“Gatos”) and Ocelot Transaction Corporation, a wholly-owned subsidiary of First Majestic, that provides for the acquisition of Gatos by First Majestic pursuant to a

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

merger under Delaware law (together with the other transactions contemplated by the Merger Agreement, the “Transaction”). The Merger Agreement and the Transaction were unanimously approved by the respective boards of directors of First Majestic and Gatos.

Under the Merger Agreement, each share of common stock of Gatos (“Gatos Common Stock”), other than certain excluded shares as described in the Merger Agreement, will be converted automatically into the right to receive 2.55 First Majestic common shares (the “Exchange Ratio”), with any fractional shares to be paid in cash, without interest. The Exchange Ratio is fixed and will not be adjusted to reflect changes in the prices of First Majestic common shares or Gatos Common Stock between the date of the Merger Agreement and the closing of the Transaction.

At the Special Meeting, First Majestic’s shareholders will be asked to approve the following resolution in connection with the Transaction:

1.

Share Issuance Resolution: Approve an ordinary resolution authorizing and approving the issuance of up to 190,000,000 First Majestic common shares in connection with the Transaction. The full text of the Share Issuance Resolution is set out in Appendix A to the Information Circular.

2.	Conduct such other business properly brought before the Meeting or any adjournment or postponement of the Meeting (see the section entitled “Other Business” in the Information Circular).

First Majestic reminds shareholders that it is important that they review the Information Circular before voting. See the remainder of this notice for instructions on how to view the Information Circular, and how to vote.

Accessing the Meeting Materials Online

Shareholders can view the Meeting Materials online under our SEDAR+ profile at www.sedarplus.com, or on our Special Meeting website at www.AGSpecialMeeting.com.

How to Request Printed Meeting Materials

Shareholders will not receive paper copies of the Meeting Materials unless they have existing instructions on their account to receive paper copies, or unless they specifically request them from the Company. Shareholders should be aware that delivery of paper copies of the Meeting Materials will be effected by mail. As at the date of this notice, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. As a result, delivery of paper copies of Meeting Materials may be impacted and the Company cannot guarantee that delivery to Canadian addresses can be completed prior to the proxy deposit deadline for the Special Meeting. In light of this, shareholders may contact the Company at 1-866-529-2807 (toll-free) or info@firstmajestic.com and request that the Company send them a copy of the Meeting Materials by email.

The Company will mail paper copies of the Meeting Materials in response to any such requests received by the Company prior to January 2, 2025; however, the Company cannot guarantee that paper copies of the Meeting Materials will be received by the requesting shareholder in advance of the

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

proxy deposit deadline for the Special Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request these from the Company by calling toll free 1-866-529-2807 or by sending an e-mail to info@firstmajestic.com. Alternatively, shareholders may request that the Company send them a copy of the Meeting Materials by email.

In addition, shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them for up to one year from the date the Information Circular was filed on SEDAR+. These requests should be made by email to info@firstmajestic.com, or by contacting the General Counsel & Corporate Secretary at 1-866-529-2807 (toll-free). Meeting Materials will be mailed to shareholders within ten calendar days of their request if such requests are made after the Special Meeting. Delivery of paper copies of the Meeting Materials after the date of the Special Meeting may also be disrupted by the ongoing Canada Post labour dispute.

Voting

This notice is accompanied by either a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders).

As of the date of this notice, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, all shareholders (including international shareholders) are advised not to rely on postal delivery of proxies in Canada and to instead utilize the telephone or online proxy delivery processes described below.

Registered shareholders are asked to return their proxies using the following methods by 11:00 a.m. (Pacific Time) on Friday, January 10, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting:

INTERNET:	www.investorvote.com Follow the instructions using the 15-digit control number noted on your proxy.	MAIL:	Computershare Investor Services Inc. Attention: Proxy Department 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

TELEPHONE:	1.866.732.8683 (North America) 1.312.588.4290 (if outside North America) You will need the 15-digit control number noted on your proxy.

If you are a registered shareholder and you did not receive a form of proxy with your control number, please contact Computershare Investor Servies Inc. at 1-800-564-6253 (toll-free in North America) or +1-514-982-7555 (international) as soon as possible to obtain a form of proxy and/or your control number to allow you to vote your First Majestic common shares.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

CANADA		UNITED STATES

INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.	INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.

TELEPHONE:	1.800.474.7493 (for English) 1.800.474.7501 (for French) You will need the 16-digit control number noted on your voting instruction form.	TELEPHONE:	1.800.454.8683 You will need the 16-digit control number noted on your voting instruction form.

MAIL:	Data Processing Centre P.O. Box 3700, STN Industrial Park Markham, Ontario L3R 9Z9 Canada	MAIL:	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533, USA

If you are a non-registered shareholder and you did not receive a voting information form with your control number, please contact your broker or other intermediary as soon as possible to obtain a voting instruction form and/or your control number to allow you to vote your shares.

Any shareholder who needs assistance with voting their First Majestic common shares should contact Kingsdale, the Company’s strategic advisor and proxy solicitation agent for the Special Meeting, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

QUESTIONS

Shareholders with questions about Notice and Access can contact the Company’s General Counsel & Corporate Secretary at 1-866-529-2807 (toll-free) or by e-mail to info@firstmajestic.com.

Dated at Vancouver, British Columbia this 6th day of December, 2024.

BY ORDER OF THE BOARD OF DIRECTORS.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer, and Director

Scan this QR code to access the Meeting Materials

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com